Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Quidel Corporation for the registration of debt securities, common shares, preferred shares, depository shares, warrants, rights, stock purchase contracts and stock purchase units and units comprising one or more classes of these securities and to the incorporation by reference therein of our reports dated February 27, 2014, with respect to the consolidated financial statements and schedule of Quidel Corporation, and the effectiveness of internal control over financial reporting of Quidel Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

December 1, 2014